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May 15, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Xcel Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Response Dated May 5, 2015
File No. 1-03034

Dear Ms. Thompson:

Xcel Energy Inc. (“Xcel Energy” or the “Company”) submits its response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing contained in your letter dated May 12, 2015. To assist you in your review, we have repeated the full text of the Staff’s comment in italics in this letter and our response immediately following.

Note 14. Nuclear Obligations, page 155

1. We have reviewed your response to comment 5. We note you intend to state in future filings that the information you provide on a regulatory basis is a means to reconcile amounts previously reported to the MPUC and utilized for regulatory purposes to amounts used for financial reporting. It is unclear to us how your existing disclosure provides such a reconciliation. Since we believe reconciling this regulatory decommissioning cost obligation to your nuclear production decommissioning ARO liability would provide useful information to your investors, in future filings, please provide a reconciliation similar to that contained in your response.

Response:

In future filings, Xcel Energy will revise its disclosure to include the additional disclosure and reconciliation in substantially the form as follows:

Calculations and data used by the regulator in approving company rates are useful in assessing future cash flows. The regulatory basis information is a means to reconcile amounts previously provided to the MPUC and utilized for regulatory purposes to amounts used for financial reporting. The following table provides a reconciliation of the discounted decommissioning cost obligation - regulated basis to the ARO recorded in accordance with GAAP:

(Thousands of Dollars)	Dec. 31, 2014	Dec. 31, 2013
Discounted decommissioning cost obligation - regulated basis	$3,536,818	$2,366,238
Differences in discount rate and market risk premium	(1,275,101)	(410,675)
Operating and maintenance costs not included for GAAP	(547,135)	(327,265)
Differences in cost studies (2011 versus 2014)	323,365	—
Nuclear production decommissioning ARO - GAAP	$2,037,947	$1,628,298

In connection with the above response to the Staff’s comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (612) 215-4560.

Very truly yours,

/s/ Teresa S. Madden
Teresa S. Madden
Executive Vice President and Chief Financial Officer

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